

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991


05009163

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

13 June 2005

82-34640 SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

27 May 2005	Treasury Stock
1 June 2005	Treasury Stock
7 June 2005	Tier 1 Hybrid Debt Capital
8 June 2005	Treasury Stock
10 June 2005	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 6/21

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:31 27-May-05
Number	PRNUK-2705

Treasury Shares

27 May 2005

Friends Provident plc announces that following the transfer of 88,171 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,871,721 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:37 01-Jun-05
Number	PRNUK-0106

Treasury Shares

1 June 2005

Friends Provident plc announces that following the transfer of 132,476 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Executive Long Term Incentive Plan, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,739,245 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends Provident PLC
TIDM	FP.
Headline	Tier 1 Hybrid Debt Capital
Released	15:26 07-Jun-05
Number	2590N

RNS Number:2590N
Friends Provident PLC
07 June 2005

Friends Provident plc to raise Tier 1 hybrid debt capital

Friends Provident plc has appointed Merrill Lynch International (Structuring Advisor) and HSBC as joint Lead Managers and Bookrunners for a forthcoming Tier 1 hybrid debt capital transaction. The transaction will be of a benchmark size, targeted at institutional investors in the Sterling and Euro markets and will be launched following a roadshow, subject to market conditions. The obligations of Friends Provident plc will be guaranteed on a subordinated basis by its principal subsidiary, Friends Provident Life and Pensions Limited. Co-Managers for the offering will be Barclays Capital and UBS.

Philip Moore, group finance director of Friends Provident plc, said:

"The offering will raise cost effective core debt capital for the Group.The proceeds will be used to pre-fund redemption of the £215 million hybrid debt issue callable in 2006, support future growth and further enhance Friends Provident's capital position."

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Di Skidmore	Friends Provident plc	020 7760 3133

Ref: F087

Tier 1 Hybrid Debt Capital

This financial instrument is structured in a way that complies with the conditions for Innovative Tier 1 Capital as set out by the FSA in the Integrated Prudential Source Book. Innovative Tier 1 Capital is a form of debt that has contractual rights that will allow Friends Provident to treat the security in a similar way to preference share capital.

About Friends Provident

- One of the UK's leading financial services groups
    - A FTSE 100 company with market capitalisation currently around £3.5 billion
    - Comprising two core businesses:
        - Friends Provident Life and Pensions Limited, a top ten UK life and pensions company and a leading international cross-border player
        - F&C Asset Management plc (51% ownership), a top five UK asset manager with a growing European presence

- Emphasis on service
  - Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
  - Best E-Commerce Provider (source: 2005 LifeSearch Protection Awards)
  - Member of the Raising Standards Quality Mark Scheme
- Leading-edge systems
  - Single-platform system capable of accommodating high volumes, cost effectively
  - Automated interface with back-office IFA and third party systems with over 50% of business transacted online
  - Winner of Life Insurance Company of the Year at the Professional Pensions UK Pensions Awards 2005
  - Friends Provident is the only company to receive triple 'e' e-Excellence ratings for individual protection and group pensions awarded by the Financial Technology Research Centre in association with Money Marketing 2005
- Fast-growing
  - Market share (UK life and pensions) has increased 27% since listing in 2001
  - Since listing in 2001, funds under management have grown four-fold from c£30 billion to more than £120 billion
- Financially strong
  - Financial strength credit ratings categorised 'strong' (Standard & Poor's A+ with stable outlook, Moody's A2 with positive outlook)
  - Risk Capital Margin covered over six times (31 December 2004)
  - Free Asset Ratio 12.2% (31 December 2004)
- Renowned ethical heritage
  - Founded by Quakers in 1832 to address social needs
  - Pioneered linking investments with ethical principles (Stewardship - 1984; Responsible Engagement Overlay - reo(R) - 2000)

More 'at a glance' information available at www.friendsprovident.com/fastfacts
Friends Provident media image library is available at
www.friendsprovident.com/imagelibrary a Newscast login is required.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	12:00 08-Jun-05
Number	PRNUK-0706

Treasury Shares

8 June 2005

Friends Provident plc announces the transfer of 19,928 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.7425 per share to satisfy its obligation to issue shares to SIP participants in May 2005. The Company has received notification from A R G Gunn and K Satchell, as executive directors of the Company, that of the 19,928 shares acquired by the Trustees, they have each acquired 72 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,719,317 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:18 10-Jun-05
Number	PRNUK-1006

Treasury Shares

10 June 2005

Friends Provident plc announces that following the transfer of 358,685 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,360,632 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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